DLA Piper LLP (US) 4365 Executive Drive, Suite 1100 San Diego, California 92121-2133 www.dlapiper.com Michael Kagnoff Michael.kagnoff@us.dlapiper.com T 858.638.6722 F 858.638.5122

March 12, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Attn:	Kristin Lochhead

Angela Connell

Dillon Hagius

Jeffrey Gabor

Re:	Akoya Biosciences, Inc. Draft Registration Statement on Form S-1 Submitted February 5, 2021 CIK No. 0001711933

Ladies and Gentlemen:

This letter responds to the letter of the staff (the “Staff”) of the United States Securities and Exchange Commission, dated March 4, 2021, to Brian McKelligon, President and Chief Executive Officer, Akoya Biosciences, Inc. (the “Company”) regarding the Draft Registration Statement on Form S-1 submitted February 5, 2021 (the “Draft Registration Statement”).

This letter sets forth each comment of the Staff in the comment letter and, following the comment, sets forth the Company’s response.

Draft Registration Statement on Form S-1 submitted February 5, 2021

Prospectus Summary
Overview, page 1

1.	Please place the disclosure of your CODEX and Phenoptics platforms in the appropriate context by including disclosure relating to your dependence on patents, know-how and proprietary technology licensed from Stanford.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2 and 86 of the Registration Statement accordingly.

2.	Please revise the graphic on pages 2 and 81 to indicate that the CODEX system is only for discovery research, whereas the Phenoptics system is only for translational and clinical research. Currently, the image suggests that translational research, which sits in between the two devices, can be conducted on either device. Alternatively, if translational research can be conducted on both devices, revise your narrative descriptions.

March 12, 2021

Page Two

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2 and 85 of the Registration Statement to clarify that the CODEX instrument is designed for discovery research and the Phenoptics platform is designed for translational and clinical research.

Our Competitive Strengths, page 2

3.	The disclosure in the summary should be a balanced presentation of your business. Please balance the description of your competitive strengths with equally prominent disclosure of the challenges you face and the risks and limitations that could harm your business or inhibit your strategic plans. For example, but without limitation, balance your discussion of your competitive strengths with a discussion of your history of losses since inception and your expectation to incur losses in the future.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 2 of the Registration Statement accordingly.

Industry and Market Opportunity, page 3

4.	We note that you provide the overall market size for spatial biology. Please disclose the portion of this market that is addressable by the potential applications of your products. Please also clarify whether you will need FDA approval for any other these potential applications.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 4 and 89 to disclose the portion that is currently addressable by the potential applications of its products. and has further clarified on pages 4, 5, 89 and 91 that it will need FDA approval for certain of the potential applications.

5.	Please revise to disclose clearly and prominently that your products are currently labeled for research use only. Also revise to disclose how this designation impacts your addressable market.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 5, 27 and 91 of the Registration Statement accordingly.

6.	The title of the pie chart on page 4 appears to be inconsistent with the narrative description on the prior page, which states that spatial biology is composed of "markets such as genomics, proteomics, cell biology, lab supplies and analytical technologies." Please reconcile and revise your discussion as appropriate.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 4 and 89 of the Registration Statement accordingly.

March 12, 2021

Page Three

Risk Factors
Risks Related to Our Business and Strategy, page 25

7.	We note your disclosure that in December 2019 you experienced a ransomware incident which resulted in the encryption of certain of your files. Please revise to disclose the magnitude of the ransomware incident, including a description of the costs and other consequences. In your revised disclosure, please include any steps taken to remediate the incident or mitigate harm. Please refer to CF Disclosure Guidance: Topic No. 2.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 25 of the Registration Statement accordingly.

Use of Proceeds, page 57

8.	Please review to clarify whether any material part of the proceeds is to be used to discharge indebtedness. If so, please provide the disclosure required by Instruction 4 to Item 504 of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and has revised the use of proceeds disclosure on pages 7 and 59 of the Registration Statement accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Operating Expenses, page 70

9.	Please provide a brief description of the material terms of your Transition Services Agreement and License Agreement with PKI and file the agreements as exhibits to the registration statement or tell us why it is not material. Refer to Item 601(b)(10) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 71 of the Registration Statement accordingly. Further, the Company undertakes that it will file the Transition Services Agreement and License Agreement with PKI as exhibits to the Registration Statement.

Business
Our Competitive Strengths, page 82

10.	Please revise the graphic on page 82 to ensure that all images and text are legible.

The Company respectfully acknowledges the Staff’s comment and has revised the graphic included on page 86 of the Registration Statement accordingly.

March 12, 2021

Page Four

Intellectual Property, page 95

11.	Please revise your intellectual property disclosure to clearly describe on an individual basis the type of patent protection granted for each product, the expiration of each patent held, and the jurisdiction of each patent.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 99 and 100 of the Registration Statement accordingly.

Licenses, page 96

12.	Please provide the current expiration date for the last-to-expire licensed patent right under the Stanford University and the PerkinElmer Heath Sciences, Inc., Cambridge Research & Instrumentation, Inc., and VisEn Medical Inc. agreements.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 101 and 102 of the Registration Statement accordingly.

13.	Please file your exclusive patent license agreement with the University of Washington as an exhibit to the registration statement or explain why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and undertakes that it will file its license agreement with the University of Washington as an exhibit to the Registration Statement.

General

14.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully acknowledges the Staff’s comment and undertakes that it will provide the Staff with any written materials that it or anyone authorized to do so on its behalf presents to potential investors in reliance on Section 5(d) of the Securities Act.

March 12, 2021

Page Five

We and the Company very much appreciate the Staff’s attention to the review of the Registration Statement. Please do not hesitate to contact Patrick O’Malley at (858) 677-1471 or myself at (858) 638-6722 if you have any questions regarding this letter or the Registration Statement.

Very truly yours,

/s/ DLA Piper LLP (US)

DLA Piper LLP (US)

Michael Kagnoff

Partner

cc: Via E-mail

Akoya Biosciences, Inc.:

Brian McKelligon

DLA Piper LLP (US):

Patrick O’Malley